UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 3*

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities) Not Applicable
(CUSIP Number)

Dale Locken South Dakota Wheat Growers Association 110 6th Avenue S.E. Aberdeen, SD 57204 (605) 225-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 18, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not Applicable

1	NAME OF REPORTING PERSON: South Dakota Wheat Growers Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 -
	8	SHARED VOTING POWER: 1,271,452
	9	SOLE DISPOSITIVE POWER: 1,271,452
	10	SHARED DISPOSITIVE POWER: - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,271,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

Explanatory Note:

This Amendment 3 (as defined below) is being filed by South Dakota Wheat Growers Association (“SDWG”) in connection with the private placement of units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”) to certain parties as reported on the Issuer’s Current Report on Form 8-K filed June 22, 2010.  As a result of such private placement, the total outstanding number of Units of the Issuer has increased, and certain persons (other than SDWG) party to the Voting Agreement dated August 28, 2009 by and among the Issuer, SDWG, Hawkeye Energy Holdings, LLC (“Hawkeye”), Ethanol Investment Partners, LLC (“EIP”), certain of the directors of the Issuer, and the other parties thereto (the “Amended Voting Agreement Parties”), as amended by Amendment No. 1 to Voting Agreement dated April 7, 2010 (together, the “Amended Voting Agreement”) acquired additional Units.   This Amendment 3 does not report any acquisition or disposition of Units of the Issuer by SDWG.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Third Amendment to the Statement on Schedule 13D (“Amendment 3”) constitutes the third amendment to the Schedule 13D originally filed by SDWG with the Securities and Exchange Commission (the “SEC”) on September 8, 2009 (the “Original Schedule 13D”), as amended by the First Amendment to the Statement on Schedule 13D filed with the SEC on October 5, 2009 (“Amendment 1”), as further by the Second Amendment to the Statement on Schedule 13D filed with the SEC on April 8, 2010 (“Amendment 2”) (the Original Schedule 13D, as amended by Amendment 1, Amendment 2 and Amendment 3, is referred to herein as the “Amended Schedule 13D”).  The Amended Schedule 13D is being filed by SDWG with respect to the Units of the Issuer.  The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota  55305.

Except as specifically amended by this Amendment 3, the Original Schedule 13D and Amendment 1 and Amendment 2 remain in full force and effect and are not modified.  Capitalized terms used but not defined in this Amendment 3 shall have the meanings set forth in the Original Schedule 13D.

Item 2.  Identity and Background.

The second paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

SDWG, EIP, Hawkeye and certain members of the Issuer’s board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of entering into the Amended Voting Agreement.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by the other Amended Voting Agreement Parties.  Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by the other Amended Voting Agreement Parties for purposes of Section 13(d) of the Exchange Act or for any other purpose.  The parties to the Amended Voting Agreement hold in the aggregate approximately 58.8% of the outstanding Units of the Issuer.  It is the understanding of SDWG that the other Amended Voting Agreement Parties have made separate filings pursuant to the Exchange Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings.  The Amended Schedule 13D only reports information on SDWG.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) and (b)        SDWG beneficially owns, and has shared voting and sole dispositive power with respect to 1,271,452 Units representing approximately 5.1% of the outstanding Units of the Issuer.  Certain of the officers or directors of SDWG may personally own a de minimis number of Units of the Issuer; however, none owns over 5% of the outstanding Units of the Issuer.  As a result of SDWG’s execution of the Amended Voting Agreement, SDWG and the other Amended Voting Agreement Parties may be deemed to constitute a “group,” pursuant to Rule 13d-5(b)(1) of the Exchange Act.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by the other Amended Voting Agreement Parties.  Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by the other Amended Voting Agreement Parties for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As of the date hereof, the Amended Voting Agreement Parties hold in the aggregate approximately 58.8% of the outstanding Units of the Issuer.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 24, 2010

SOUTH DAKOTA WHEAT GROWERS ASSOCIATION

By:	/s/ Dale Locken
Dale Locken, CEO and Treasurer